SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2007

On March 3, 2008, the Board of Directors of Woori Finance Holdings passed the following resolution to hold the annual general meeting of shareholders on March 28, 2008.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 28, 2008; 09:00 a.m.

•	Venue: 203, Hoehyon-dong 1-ga, Woori Bank head office building, 5th floor, Chung-ku, Seoul, Korea

•	Agenda:

1)	Approval of non-consolidated financial statements for the fiscal year 2007

2)	Approval of modification to Articles of Incorporation

3)	Appointment of candidates for the members of the Audit Committee who are non-executive directors

4)	Approval of directors’ compensation limit

•	Board of Directors’ Resolution Date: March 3, 2008

•	Agenda details

–	Details regarding candidates for non-standing directors to serve as Audit Committee members

Name	Date of Birth	Term / Appointment	Career & Academic Background
Pyoung Wan Har	Aug. 22, 1945	1 year / Re-appointment

- Current) Consultant of The Federation of Korean Industries

- Standing Audit Committee Member of Korean Exchange Bank

- Bachelor of Business Administration, Sungkyunkwan University

- Master of Business Administration, Yonsei University

Kwang-Dong Kim	Jun. 12, 1948	1 year / Re-appointment

- Current) Professor of College of Economics & Business Administration,

                    Cheongju University

- Ambassador of the Korean Embassy in the Federative Republic of Brazil

- Bachelor of Political Science and International Studies, Yonsei University

- Institut International d’Administration Publique

Bong Soo Park	Dec. 24, 1948	1 year / Re-appointment

- Current) Executive Advisor at the Korea Institute for International Economics Policy

- Chief Director of Korea Technology Credit Guarantee Fund

- Bachelor of Business Administration, Seoul National University

- Master of Economics, George Washington University

In Bong Ha	Jan. 30, 1950	1 year / Re-appointment

- Current) Professor of School of Economics and Trade, Kyungpook National University

- President of the Institute of Korean Business Administration and Economy

- Bachelor of Geology, Kyungpook National University

- Master of Economics, Kyungpook National University

- Ph.D. in Economics, University of Minnesota

Myoung-Soo Choi	Aug. 5, 1957	1 year / Re-appointment	- Current) Director General of Fund Management & Planning Department at KDIC - President of Resolution & Finance Corporation - Bachelor of Economics, Kyonggi University

Min Joon Bang	Oct. 29, 1950	1 year / New appointment	- Current) Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University

Hi Taek Shin	Aug. 6, 1952	1 year / New appointment

- Current) Professor of College of Law, Seoul National University

- Lawyer, Kim & Chang Law Firm

- Bachelor of Laws, Seoul National University

- Master of Laws, Seoul National University

- J.S.D at Yale Law School

Resolution Relating to Woori Finance Holdings’ Dividend Payment

On March 3, 2008, the Board of Directors of Woori Finance Holdings passed a resolution recommending a cash dividend of KRW250 per common share.

Key Details

Items	FY 2007	FY 2006
Dividend per common share (KRW)	250	600
Total dividend amount (KRW)	201,503,195,000	483,607,671,000
Outstanding common shares (shares)	806,015,340	806,015,340
Dividend yield (%) *	1.3%	2.7%

*	Dividend yield is calculated as the dividend per common share for the fiscal year divided by the per-share closing price of the common shares as of the last trading day of such fiscal year.

•	This dividend is payable to all holders of outstanding common stock as of the record date of December 31, 2007.

•	Expected dividend disbursement date of April 15, 2008 may be subject to change.

•	The decision to disburse the above dividend is subject to confirmation at the annual general meeting of shareholders of Woori Finance Holdings on March 28, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 3, 2008	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director